UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-56379

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEXT-CHEMX CORPORATION
Full Name of Registrant

Former Name if Applicable

1980 Festival Plaza Drive, Summerlin South, 300
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89135
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the period ending June 30, 2024 could not be filed within the prescribed time period without unreasonable effort or expense.

As disclosed in the Company’s Form 8-K dated May 7, 2024 the Company was forced to dismissed BF Borgers CPA PC (“BF Borgers”) as its independent registered public accounting firm in order to comply with the Securities and Exchange Commission’s May 3, 2024 Staff Statement on Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order against BF Borgers CPA PC which stated that BF Borgers is no longer permitted to appear or practice before the Securities and Exchange Commission. The Company’s Board of Directors unanimously approved the decision to dismiss BF Borgers.

On May 15, 2024, the Company’s Board of Directors unanimously approved the engagement of Fruci & Associates, Certified Public Accountants as the Company’s new independent registered public accounting firm.

Annual and quarterly periods presented in the Company’s quarterly report for the period ended June 30, 2024 on Form 10-Q must be reviewed by the Company’s new independent registered public accountant who is qualified, PCAOB-registered, and permitted to appear or practice before the Securities and Exchange Commission. The new auditor has already indicated that it will be unable to conduct the required review until after August 20, 2024.

Accordingly, the Company requires additional time to comply by obtaining the new required reviews and approvals prior to filing its quarterly report on Form 10-Q for the quarter ended June 30, 2024.

The Company is working diligently with its new independent registered public accounting firm to file its quarterly report on Form 10-Q for the quarter ended June 30, 2024. The Company intends to file its first quarterly report on Form 10-Q as soon as practicable following the review and approval of the Company’s new independent registered public accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott C. Kline	(949)	271-6355
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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NEXT-CHEMX CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2024	By:	/s/ J. Michael Johnson
		Name:	J. Michael Johnson
		Title:	President

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